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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of October 2002
                                           -------

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                             -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No   X
                             -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1.   Other Events

     On October 10, 2002 in Singapore, the Company submitted the attached notices to the Singapore Exchange Securities Trading Limited relating to the allotment of new shares in the Company to the Company's Directors, Mr James A Norling, Mr Robert E La Blanc and Mr Premod Paul Thomas, pursuant to the exercise of rights to subscribe for new shares under the Company's rights offering. The attached notices are being filed as Exhibits 99.1 through 99.3 to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.


2.   Exhibits

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
99.1   Notice of Changes in Director's Shareholding of Mr James A Norling.

99.2   Notice of Changes in Director's Shareholding of Mr Robert E La Blanc.

99.3   Notice of Changes in Director's Shareholding of Mr Premod Paul Thomas.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 11, 2002


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ George Thomas
                                                 -------------------------------
                                             Name:  George Thomas
                                             Title: Vice President and Chief
                                                    Financial Officer

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                                  EXHIBIT INDEX

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
99.1   Notice of Changes in Director's Shareholding of Mr James A Norling.

99.2   Notice of Changes in Director's Shareholding of Mr Robert E La Blanc.

99.3   Notice of Changes in Director's Shareholding of Mr Premod Paul Thomas.
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